UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended June 30, 2014

TABLE OF CONTENTS

Item 1. Selected Financial Data	3

Item 2. Quarterly Business Review	6

Item 3. Quantitative and Qualitative Disclosures About Market Risks	12

Signatures	14

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	June 30, 2014 (Unaudited)	March 31, 2014
ASSETS	$	$
Current assets
Cash and cash equivalents	1,463,626	1,386,737
Accounts receivable, net	118,184	123,669
Investment tax credits receivable	338,857	292,712
Other tax credits	159,493	139,623
Prepaid expenses	12,203	16,120
	2,092,463	1,958,861

Long term deposit	-	9,722
Investment	937	905
Intangible assets	11,708	13,814
Property and equipment, net	37,363	34,570
	2,142,471	2,017,872
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	28,673	30,653
Accrued liabilities	48,855	55,320
Deferred revenue	245,715	225,465
	323,243	311,438
Deferred rent	—	—

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2014 and March 31, 2014.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2014 and March 31, 2014.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 135,460,867 shares issued and outstanding as at June 30, 2014 and 135,460,867 as at March 31, 2014.	19,362,796	19,362,796
Additional paid-in capital	2,943,966	2,943,966
Accumulated deficit	(20,679,215)	(20,664,842)
Accumulated other comprehensive income	191,468	64,514
	1,819,228	1,706,434
	2,142,471	2,017,872

3

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2014	Three months ended June 30, 2013
	$	$
Revenue
Mobile	72,968	38,363
Software	20,957	37,171
Software maintenance and consulting	200,327	193,963
Total revenue	294,252	269,497

Operating expenses
Cost of revenue	19,148	20,642
Selling, general and administrative	259,608	279,522
Research and development	167,906	155,361
Total operating expenses	446,662	455,525

Income (loss) from operations	(152,410)	(186,028)
Other income :
Gain on disposition of assets	66,611	—
Interest income, net	22,295	11,998
Total other income	88,906	11,998
Net income (loss) before income taxes	(63,504)	(174,030)
Income tax benefit	48,830	59,140
Net income (loss)	(14,674)	(114,890)

Basic and fully diluted income (loss) per share	(0.000)	(0.001)
Weighted average number of shares outstanding	135,460,867	135,460,867

4

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2014	Three months ended June 30, 2013
	$	$
OPERATING ACTIVITIES
Net income (loss)	(14,674)	(114,890)
Items not involving cash:
Depreciation of property and equipment	2,969	2,321
Amortization of intangible assets	2,292	2,443
Changes in operating working capital
Decrease in accounts receivable	5,485	76,598
Increase in investment tax credits receivable	(66,015)	(28,992)
Decrease in prepaid expenses	3,817	6,665
Increase in accounts payable	(1,980)	4,524
Increase (decrease) in accrued liabilities	(6,464)	(6,424)
Increase (decrease) in deferred revenue	20,250	6,714
Cash flows provided by operating activities	(54,321)	(51,041)

INVESTING ACTIVITIES
Purchase of property and equipment	—	—
Proceeds from sale of property and equipment	—	—
Cash flows provided by (used in) investing activities	—	—

FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash and cash equivalents	131,210	(282,128)

Increase (decrease) in cash	76,889	(333,169)
Cash and cash equivalents, beginning of period	1,386,737	1,591,507
Cash and cash equivalents, end of period	1,463,626	1,258,338

5

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2013 has been derived from our audited consolidated financial statements for the year ended March 31, 2014. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2014 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month period ended June 30, 2014 are not necessarily indicative of the results to be expected for the full year.

2 – INVESTMENT

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	—
CP4H	187,367	—
LW Capital Pool	10,290	—
HostedBizz	1,005	905

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2013, has taken an impairment charge equal to the full value of the investment.

On June 29th, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

6

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

On April 3, 2014 LW Capital Pool Inc. (“LWCPI”) completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed. Because the business of Tweed is not part of the business ZIM is pursuing, ZIM has categorized the shares of Tweed as available for sale subsequent to year-end.

On April 11, 2014 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month periods ended June 30, 2014 and 2013.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

7

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2014 was $294,252, an increase from $269,497 for the same period last year. The increase in revenue resulted from increases in SMS messaging revenue and is partially off set by lower database software sales.

Net loss for the quarter was $14,674, as compared to a net loss of $114,890 for the quarter ended June 30, 2013. The increase in net income principally reflects the increase in sales and the realization of a gain on the sale of ZIM’s investment in the LW Capital Pool.

ZIM had cash and cash equivalents of $1,463,626 at June 30, 2014 as compared to cash and cash equivalents of $1386,737 at March 31, 2013.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2014 and 2015, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2014.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2014 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2013

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2014 and 2013. The information for the three months ended June 30, 2014, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2014, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

8

REVENUES

	Three months ended June 30, 2014	As a %	Three months ended June 30, 2013	As a %
	$		$
Bulk SMS	72,968	25	38,363	14
	72,968	25	38,363	14

Software	20,957	7	37,171	14
Maintenance and consulting	200,327	68	193,963	72
	221,284	75	231,134	86

Total Revenue	294,252	100	269,497	100

Total revenues for the three months ended June 30, 2014 were $294,257 as compared to $269,497 for the three months ended June 30, 2013. This quarter over quarter increase of $24,755 (9.2%) in revenues is mainly attributable increases in SMS messaging revenue and is partially off set by lower database software sales.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $37,171 to $$20,957 for the quarters ended June 30, 2014 and 2013, respectively. The decrease in revenue is a result of the decrease in the sale of enterprise software licenses. Maintenance and consulting revenue increased from $193,963 to $200,327 mainly due to delays incurred in 2013 with project completions.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers and expanding our customer base.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended June 30, 2014 we experienced a greater volume of traffic from our customers using our routes and this resulted in increased revenue from $38,363to $72,968. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2015.

9

OPERATING EXPENSES

	Three months ended June 30, 2014	Three months ended June 30, 2013	Period to period change
	$	$	$

Cost of revenue	19,148	20,642	(1,494)
Selling, general and administrative	259,608	279,522	(19,914)
Research and development	167,906	155,361	12,545
	446,662	455,525	(8,863)

COST OF REVENUE

	Three months ended June 30, 2014	Three months ended June 30, 2013
	$	$
Mobile
Revenue	72,968	38,363
Cost of revenue	(1,729)	(1,614)
Gross margin	71,239	36,749

Gross margin percentage	98%	96%

Software
Revenue	200,327	193,963
Cost of revenue	(17,419)	(19,028)
Gross margin	182,908	174,935

Gross margin percentage	91%	90%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2014 and June 30, 2013 were $259,608 and $279,522 respectively. The decrease in selling, general and administrative fees is a result of continued focus on cost containment.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2014, and June 30, 2013 the Company recognized compensation expense for employees and consultants of NIL and NIL respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2014 and 2013 were $167,906 and $155,361, respectively. This increased level of research and development investment reflects the addition of staff.

NET INCOME

The Company recorded a net loss of $14,674 and a net loss of 114,890 during the three months ended June 30, 2014 and the three months ended June 30, 2013, respectively.

10

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2014, ZIM had cash and cash equivalents of $1,463,626 and working capital of $1,769,220 as compared to cash and cash equivalents of $1,591,507 and working capital of $1,895,111 at March 31, 2013. This decrease in cash position principally reflects loses in fiscal 2014.

Cash flows for the fiscal periods were as follows:

	Three months ended June 30, 2014	Three months ended June 30, 2014
	$	$
Cash flows provided by operating activities	(54,321)	(51,041)
Cash flows provided by (used in) investing activities	—	—
Cash flows provided by financing activities	—	—

At June 30, 2014, the Company had a working capital line from its principal banker for approximately $46,834 in addition to a cash and cash equivalent balance of $1,463,626. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

11

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,463,626 are comprised of $401,318 in cash and $1,062,308 in cash equivalents. The cash equivalents of $1,062,308 at June 30, 2014 ($1,342,291 at March 31, 2014) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $191,636 ($204,591 CDN) – Payable on demand

CIBC Wood Gundy at 1.25% - $97,559 ($104,154 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $773,112 – Payable on demand. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2014	March 31, 2014

Canadian dollars	434,259	416,037
US dollars	32,410	10,364
Brazilian reals	1,710,736	2,253,710

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2014	March 31, 2014

Canadian dollars	31,535	29,614
US dollars	18,423	19,582
Brazilian reals	156,048	174,206

Accounts payable include the following amounts payable in their source currency:

	June 30, 2014	March 31, 2014

Canadian dollars	29,728	29,255
US dollars	520	1,084
Brazilian reals	685	6,988

12

Accrued liabilities include the following accruals in their source currency:

	June 30, 2014	March 31, 2014

Canadian dollars	41,923	49,356
US dollars	5,136	—
Brazilian reals	31,484	24,038

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	June 30, 2014	March 31, 2014

Canada	25%	22%
North America, excluding Canada	16%	16%
South America	59%	62%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

13

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 11, 2014	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 11, 2014	/s/ John Chapman John Chapman, Chief Financial Officer

14